SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Schedule TO

Tender Offer Statement
Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

INTEVAC, INC.
(Name of Subject Company (issuer))

INTEVAC, INC., as issuer
(Names of Filing Persons (identifying status as offeror, issuer or other person))

6 1/2% CONVERTIBLE SUBORDINATED NOTES DUE 2004
(Title of Class of Securities)

4661148AA6
4661148AC2
U4606QAA7
(CUSIP Numbers of Class Securities)

Kevin Fairbairn
Intevac, Inc.
3560 Bassett Street
Santa Clara, California 95054
(408) 986-9888
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

Herbert P. Fockler, Esq.
Michael A. Occhiolini, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of filing fee(2)

$37,545,000.00	$3,454.14

(1)	Estimated for the purpose of calculating the amount of the filing fee only. Intevac, Inc. is offering to exchange each $1,000 aggregate principal amount of its outstanding 6 1/2% Convertible Subordinated Notes due 2004 (the “Existing Notes”) tendered for (a) $185 in cash and (b) $815 of its new 6 1/2% Convertible Subordinated Notes due 2009 (the “Exchange Notes”). The estimated transaction value is the value of the maximum amount of Existing Notes that Intevac may receive from tendering holders of the exchange offer above, which value, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, is the book value as of April 30, 2002 of the Exchange Notes issued as above. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $92 for each $1,000,000 of value.

(2)	Previously paid.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A Form or Registration No.: N/A Filing Party: N/A Date Filed: N/A

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

third-party tender offer subject to Rule 14d-1.

issuer tender offer subject to Rule 13e-4.

going-private transaction subject to Rule 13e-3.

amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

Investors are urged to read all documents filed with the Commission related to this offer, including the Schedule TO relating to the exchange offer to which this press release is being filed as an exhibit, as it contains important information. Investors can receive copies of any of the documents related to this offering for free at the Commission’s web site and they are available for free from the registrant by writing or telephoning it at the following address:

Mr. Charles Eddy, Vice President
Intevac, Inc.
3560 Bassett Street
Santa Clara, California 95054
(408) 986-9888

[Intevac Logo]

INTEVAC AMENDS TERMS OF EXCHANGE OFFER AND EXTENDS EXPIRATION DATE TO JULY 9, 2002

Santa Clara, California, June 20, 2002 – Intevac, Inc. (Nasdaq: IVAC), today announced that it is amending its offer to exchange its 6.5% Convertible Subordinated Notes due 2004 (the “Existing Notes”) and extending the expiration date of the exchange offer.

Approximately $4.5 million in aggregate principal amount of Intevac’s Existing Notes, or approximately 12% of the total outstanding, were tendered in the exchange offer that was scheduled to expire at 12:00 midnight, Eastern Time, on June 19, 2002, less than the minimum amount of Existing Notes required to be tendered under the original terms of the exchange offer.

The Amended Exchange Offer

In order to make the exchange offer more attractive to holders, Intevac has decided to amend the terms of the exchange offer based on suggestions by certain holders of a significant portion of the outstanding bonds. Under the amended exchange offer, for each $1000 principal amount of their Existing Notes tendered in the exchange offer, a holder will receive $815 of Intevac’s new 6.5% Convertible Subordinated Notes due 2009, convertible at $7.00 per share (“Exchange Notes”), plus $185 in cash. For example, if holders of all $37.5 million of outstanding bonds tender in the exchange offer, Intevac will issue approximately $30.5 million of Exchange Notes and pay approximately $7.0 million in cash. The Exchange Notes will be issued in denominations of $1000, and Intevac will pay cash for any denomination of Exchange Notes to be issued in less than $1,000 principal amount as a result of the exchange, after aggregating all bonds held by a holder. Intevac will have the right to redeem the Exchange Notes at any time on or after March 1, 2005. The Exchange Notes will mature on March 1, 2009.

The amended exchange offer is conditioned on at least $30,000,000 principal amount of Existing Notes being tendered. Members of Intevac’s management, who collectively own $2,520,000 of the Existing Notes, have agreed to tender all their Existing Notes in the exchange offer. Intevac will accept all of the properly tendered Existing Notes in the exchange offer.

The expiration date for the exchange offer has been extended as a result of the amendment to the terms of the exchange offer to 12:00 midnight, Eastern Time, on July 9, 2002, unless extended or earlier terminated, and to close promptly after such expiration date. Intevac does not currently intend to further amend the terms of the exchange offer.

An amendment to Intevac’s Schedule TO describing the amendment to the terms of the exchange offer will be filed with the Securities and Exchange Commission. This press release shall not constitute an offer to sell or a solicitation of an offer to buy and is issued pursuant to Rule 135c under the Securities Act of 1933. The securities offered pursuant to the exchange offer have not been and will not be registered under the Securities Act of 1933, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.